Global Investor Services, Inc.
708 3rd Avenue, 6th Floor
New York, New York, 10017
Tel: 212-227-2242
Fax: 212-227-6462

November 17, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Attn:   Jennifer Thompson, SEC Accounting Branch Chief

RE:         Global Investor Services, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 29, 2009
Form 10-Q for the Period Ended June 30, 2009
File No. 0-27019

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the fiscal year ended March 31, 2009 and for the three months ended June 30, 2009 of Global Investor Services, Inc. (the “Company”) by letter dated October 20, 2009 to Mr. William Kosoff, the Company’s Chief Financial Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have inserted each of your comments above to the corresponding response.

FORM 10-K for the Fiscal Year Ended March 31, 2009

Financial Statements for the Fiscal Year Ended March 31, 2009

Consolidated Statement of (Deficiency in) Stockholders’ Equity, page F-5

1
We have reviewed your response to comment 4 in our letter dated August 13, 2009 noting that you plan to reclassify your deferred compensation contra-equity account to a prepaid asset.  Please reclassify your deferred compensation account to APIC or tell us why a reclassification outside equity complies with GAAP.

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Response:

We have reclassified our deferred compensation to APIC

Note 1, Summary of Significant Accounting Policies, page F-10

2
We have reviewed your response to comment 7 in our letter dated August 13, 2009.  Please explain further detail why you believe the combined $5 million face amount of the convertible promissory notes issued in the ITT and Razor acquisitions approximates their fair value considering the notes were immediately convertible into common shares worth $6.25 million based upon the beneficial conversion feature that you recorded.  Also explain to us how a higher value assigned to the issuance of these convertible promissory notes would have impacted your purchase price allocation and subsequent impairment of goodwill.

Response:

The combined purchase price was a negotiated price for the acquisition of ITT and Razor.  The promissory notes issued in conjunction with the acquisitions and their attributes including the face amount of interest and the beneficial conversion feature reflects our effective interest rate we were required to pay based on the financial markets and our ability to access capital to acquire these companies.  If a higher value were assigned to these notes, our borrowing costs (reflected in interest expense) would have been understated by being reduced to a face interest rate only; our allocation of the purchase price would result in a higher goodwill allocation and subsequent impairment.

Revenue Recognition, page F-12

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We have reviewed your response to comments 9,10, and 11 in our letter dated August 13, 2009.  Based on your response, it remains unclear to us that it is appropriate to value your Training unit of accounting using the residual method, and it also remains unclear to us that it is appropriate to allocate all discounts for your bundled arrangements to Training.  However, in light of the fact that you are recognizing revenue for all units of accounting on a straight-line basis over the life of the customer’s contract, we decline to pursue these matters further at this time.  Please confirm to us that you will revise your accounting policy in future filings to clarify to your readers that you are recognizing revenue for all units of accounting on a straight-line basis over the life of the customer’s contract.

Response:

Confirmed, we have updated as of our September 30, 2009 Form 10-Q filing.

Note 7-Convertible Debentures, page F-23

4
We note your response to comment 13 in our letter dated August 13, 2009.  We also note your disclosures in your Forms 8-K filed August 5, 2009 and September 21, 2009 concerning your issuance of the July 2009 and September 2009 Notes and related July 2009 and September 2009 Warrants.  We read in these Forms 8-K that the terms of these Notes and Warrants all contain anti-dilution adjustments for subsequent lower price issuances by you.  Please note that the warrants and embedded conversion feature in these notes do not meet the requirement to be indexed to your own stock under EITF 07-5 as the terms of settlement are not fixed since the strike price could change.  As it appears this would impact your analysis of these instruments under SFAS 133 and EITF 00-19, it is unclear to us how you concluded in your March 31, 2009 Form 10-K and subsequent June 30, 2009 Form 10-Q that the adoption of EITF 07-5, which we understand you adopted on April 1, 2009 did not have a material impact on your financial statements.  Please explain this matter to us in detail, separately addressing both of these issuances of convertible debt and warrants and the impact of adoption on any of your convertible debt and warrants that were outstanding at the adoption date.

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Response:

The negotiations for the issuance of the July notes and related warrants were finalized in late July/early August, 2009.  At the filing of our Form 10-K, we were unaware of the anti-dilution provision requirements to be contained within these instruments.  However, we should have included proper disclosures in our Form 10-Q for the period ended June 30, 2009.

The Notes and Warrants described in our Form 8-K filings on August 5, 2009 and September 21, 2009 are our first issuance of debt or warrants containing anti-dilution provisions.  All previous notes and issued warrants do not contain such provisions and at the time of adoption of EITF 07-5 on April 1, 2009, we did not have or anticipate a material impact on our financial statements.

5
We note your response to comment 14 in our letter dated August 13, 2009.  Based on your response, it appears that you accounted for the issuance of new convertible debentures in exchange for previously matured convertible debentures as extinguishments of the defaulted debt under EITF 96-19.  We have the following comments:

•
Please explain to us in more detail how you determined that these exchanges qualified as an extinguishment of defaulted debt under EITF 96-19, EITF 06-6 and SFAS 140 rather than modification.  Your response should specifically address the requirements of each of these pieces of accounting literature.

•
If you believe these exchanges qualified as an extinguishment of the defaulted debt, please tell us whether you recorded gains or losses on these exchanges and how those gains or losses were calculated.

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Response:

We determined that the differences in net cash flows under EITF 96-19 were not substantial, but under EITF 06-6, the newly issued convertible debentures conversion features were substantial as compared to the defaulted debentures.  As such, we determined the underlying beneficial conversion feature and recorded as a debt discount.  We accrete the debt discount ratably to reflect the effective interest rate of the convertible debenture and did not record a gain or loss on the exchange.

6
Your response to comment 15 in our letter dated August 13, 2009 states that all debt is classified as current maturities both in the footnote s and the face of your balance sheet.  In light of the fact that both the face of your balance sheet and your tabular disclosure of convertible debentures see on pages F-30 and F-31 reflect $3.3 million of convertible debentures classified as long-term debt at March 31, 2009 and only $200,000 of convertible debentures is classified as current at March 31, 2009, we reissue our comment.  Please tell us and disclose in future filings if you classify your defaulted debentures with current liabilities.  If not, please clarify how your presentation complies with Chapter 3A of SRB 43 and/or SFAS 6.  Based on your disclosures within Note 7, it appears that your Convertible Debentures #2, #4, #6 and #17 may have been in default at March 31, 2009.

Response:

We classify all debt due within one year or in default as current liabilities as described.  We do note, however, our current maturities based on our defaulted debt should have been $225,000, not the $200,000 listed.  We will correct in future filings.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  In addition, the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter. We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

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Should you have any additional comments or questions, please feel free to contact me.

Yours truly,

William C. Kosoff

William C. Kosoff,
Chief Financial Officer
Global Investor Services, Inc.

cc:   Nicholas S. Maturo, Chief Executive Officer, Global Investor Services, Inc.

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